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                                     (LOGO)
                                 HEADHUNTER.NET


                               September 18, 1998

Via EDGAR and Facsimile

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

        Re: HeadHunter.NET, Inc.; Registration Statement on Form S-1 (Reg. No. 333-59389)

Ladies and Gentlemen:

        Pursuant to Rule 477 under the Securities Act of 1933, as amended, the undersigned registrant, HeadHunter.NET, Inc. (the "Company"), hereby requests the Commission's consent to withdraw the above-referenced Registration Statement.

        This request is made because the Company believes that current market conditions are not conducive to an initial public offering of common stock by the Company and that market conditions in the Company's industry are unlikely to improve until 1999. The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, particularly because neither the Company nor its underwriters circulated preliminary prospectuses in connection with the proposed offering or otherwise engaged in active marketing of the
Company's common stock.   Accordingly, the Company respectfully requests that
the Commission grant its request to  withdraw the Registration Statement.

        If you have questions or comments about the foregoing, please call the undersigned at (770) 300-9272 or Joel J. Hughey or Adam V. Battani of Alston & Bird LLP at (404) 881-7000.

                                                Sincerely,

                                                /s/ Warren L. Bare

                                                Warren L. Bare
                                                Chief Executive Officer

cc:     Rebecca A. Bohland
        Joel J. Hughey, Esq.
        Adam V. Battani, Esq.